Filed by TechTarget, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

The following email is being sent to holders of restricted stock units issued under the TechTarget, Inc. 2007 Stock Option Incentive Plan and the TechTarget, Inc. 2017 Stock Option Incentive Plan on January 11, 2024.

From: Charlie Rennick

Hi [First Name],

By now you have probably read Mike’s note about our excitement for the combination of TechTarget and Informa Tech to create a leading platform in data driven go to market intelligence. This transaction is great news for our shareholders, customers and employees.

For employees with restricted stock units (RSUs), your existing RSUs will be honored. We’ll provide details about the treatment of RSUs over the weeks and months to come and well in advance of the transaction closing, but here are a few things to know today:

•	If the deal closes, you will be entitled to immediate vesting of 50% of your outstanding RSUs, which will convert to shares in New TechTarget that you own outright;

•	These vesting shares will receive the benefit of the merger consideration of $11.79 per share;

•	The remaining 50% of your RSUs that do not immediately vest will convert to RSUs in New TechTarget, and remain on the same vesting schedule as currently exists; and

•	These non-vesting shares will also receive the benefit of the merger consideration of $11.79 per share, which will be factored into the conversion to RSUs in New TechTarget.

Importantly, nothing changes today with respect to your RSUs as a result of the transaction and you do not need to take action.

Please do not hesitate to reach out to me should you have any questions.

Best,

Charlie Rennick

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

The following communication was made available to TechTarget employees on January 10, 2024.

General

1.	Why did TechTarget do this deal?

Joining forces with Informa Tech’s digital businesses offers many compelling benefits for New TechTarget, our employees, customers, and other stakeholders. At a high level, we believe it will amplify our existing strategy and help us grow as a leader in B2B Data and Market Access, with enhanced scale, an expanded total addressable market, increased product diversification, and accelerated expansion opportunities into new technology-enabled vertical markets.

We expect that it will make TechTarget even stronger in three core areas we operate in today:

First, with the addition of a leading portfolio of specialist digital media brands, we meaningfully grow our digital footprint and our ability to help our customers identify, engage and capture revenue from the audiences their business success depends on.

Second, by bringing in these additional trusted web properties as well as NetLine, we also expand our volume of best-in-class first-party real purchase intent data to deliver unprecedented impact, precision and confidence to our customers.

Third, our Enterprise Strategy Group will join forces with Omdia to form the fourth largest industry research and analysis firm in the world, further accelerating our integration of world-class research and intelligence services with our digital, media and intent offerings, to strengthen our customers’ go-to-market strategies.

New TechTarget is expected to have more than 8,600 customers operating in over 20 countries, unlocking opportunities in new geographic and vertical markets at a faster pace than either company believes it can do on its own. It represents an exciting opportunity for our employees to participate in the long-term value-creation of a larger, more diversified, and stronger combined company with accelerated expansion and professional development opportunities.

2.	What does this announcement mean for me?

The transaction presents an exciting opportunity for our employees to participate in the long-term value-creation of a larger, more diversified, and stronger combined company with accelerated expansion and professional development opportunities. However, with additional employees, customers, and products, and operating at a scale like we’ve never experienced before, we will all be required to adapt to new environments.

It’s also important to note that while we welcome this positive change, we also remain firmly grounded in our values that got us to where we are today. Our industry recognition stems from our tireless commitment to each other and to our customers. Informa Tech shares that culture and we are excited to work with them.

3.	How will it impact customers?

Nothing changes today for our customers as a result of this transaction. Following the close of the transaction, which we expect to occur in the second half of 2024, we will begin the process of integrating our product platforms and services, which will take some time to get through.

Importantly, we believe this transaction will bring great benefits for our customers. At the highest level, our business will double in size with an expanded product suite, and our increased footprint around the world will drive even more opportunity and value for our customers. We will be able to offer an end-to-end solution that will support all phases of the go-to-market – from strategy, messaging and content to awareness, influence and demand generation to activation and sales enablement.

Informa PLC

4.	Who is Informa PLC?

Informa PLC is a FTSE-50 UK Group with a leading position in international B2B events, digital services and academic knowledge. They are listed on the London Stock Exchange, with 11,000 colleagues working in more than 30 countries.

Informa Tech is one of Informa PLC’s operating segments. As part of this transaction, Informa Tech’s digital businesses will be combining with TechTarget. With its suite of over 70 brands and platforms, including Industry Dive, Dark Reading, InformationWeek, Network Computing, IT Pro Today, Omdia and NetLine, Informa Tech is the ideal partner to enable us to accelerate our strategy to continue to innovate leading products, offer customers an end-to-end go-to-market set of solutions, and grow profitably.

Informa PLC also operates leading face-to-face technology events including Black Hat, Enterprise Connect, Data Center World, Channels Partner Expo, Canalys Forums, and others – and we will gain exclusive access to first-party purchase intent data from these events as part of the transaction.

5.	What are Informa PLC’s goals, values, and expectations?

TechTarget and Informa PLC are aligned in our goal to create a leading platform in B2B Data and Market Access and share our commitment to innovation, ambition, and fostering a collaborative environment. Like us, Informa PLC is also committed to a seamless combination.

6.	How can I learn more about the other company and how they do business? When will I meet the staff at the other company?

There will be opportunities to hear from the leadership of both companies as we conduct employee meetings over the next several months. Additionally, following the close of our transaction, employees will have the opportunity to interact with others from Informa PLC as we work through our combination. However, until the transaction closes, we must continue to operate as two separate companies.

7.	What is the plan for the integration?

It is important to remember that we have only just announced the signing of the agreement with Informa PLC. This is the first step in a months-long process to close the transaction, which we expect to happen in the second half of 2024.

TechTarget and Informa PLC will work together on a thoughtful integration plan and will share more details at the appropriate time. We will keep you informed and provide relevant updates as developments occur.

8.	What will the combined company be called and where will it be headquartered? Who will lead it?

We will still be called TechTarget and be headquartered in Newton, Massachusetts. Gary Nugent, current CEO of Informa Tech, will relocate from London to Newton and serve as CEO of New TechTarget. Michael Cotoia, current CEO of TechTarget, will be Special Advisor to the CEO, focused primarily on ensuring a smooth combination post-closing.

9.	Will we be keeping our current strategy?

Yes. We have previously provided growth plans focused on capturing greater market share and capitalizing on key macro trends that have driven the adoption of TechTarget’s products, and this transaction has the ability to accelerate our strategy.

10.	What can I say to my friends and family?

The best way to share the excitement about this transaction is to direct friends and family to read the press release or visit the microsite at https://techtarget.dealfacts.com.

11.	Who can answer any additional questions I have?

Please direct questions to your manager and/or department head. As we move towards the close of the transaction, we plan to provide updates.

12.	What do I say to customers who call with questions about the transaction?

We believe this transaction will bring great benefits for our customers, and they will be receiving an email from the company to share this exciting news. For those who liaise directly with our customers, we will provide you materials to use to assist you in any discussions you might have.

However, until the transaction closes, it is important you don’t speculate about the transaction and instead direct customers to read the press release or visit the microsite at https://techtarget.dealfacts.com.

13.	What do I do if approached by a member of the media?

As a publicly-traded company that must adhere to important legal rules, it is important that TechTarget speaks with a unified voice utilizing our established spokespeople. Please direct any inquiries to John Steinert at jsteinert@techtarget.com or Mike Cotoia at mcotoia@techtarget.com.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy

Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

The following communication was made available to TechTarget, Inc. customers on January 10, 2024.

1.	Why is Informa PLC the right partner for TechTarget?

•

This combination is expected to amplify our existing strategy and help us grow as a leader in B2B Data and Market Access, with enhanced scale, an expanded total addressable market, increased product diversification, and accelerated expansion opportunities into new technology-enabled vertical markets.

•

Informa PLC is a FTSE-50 UK Group with a leading position in international B2B events, digital services and academic knowledge. The digital businesses joining with TechTarget include leading digital media brands in key enterprise tech categories and the fourth largest technology research firm.

•

Importantly, we believe this transaction will bring great benefits for our customers. At the highest level, our business will double in size with an expanded product suite, and our increased footprint around the world is expected to drive even more opportunity and value for our customers.

•

We will be able to offer an end-to-end solution that will support all phases of the go-to-market – from strategy, messaging and content to awareness, influence and demand generation to activation and sales enablement. This powerful combination fueled by first-party audiences and purchase intent data will enable customers to better grow their revenue.

2.	How will this news impact my relationship with TechTarget?

•	Rest assured that the TechTarget team remains committed to providing the quality service and products that you have come to expect from us, and that won’t change.

•	This transaction is focused on bringing greater benefits to and deeper relationship with our customers.

3.	Does this signal a change in strategy?

•

No. This combination will only accelerate our strategic roadmap. We are laser focused on continuing to innovate leading products and offer our customers a unique end-to-end solution provider across all phases of the go-to-market.

4.	What are the next steps in the process?

•

This announcement is the first step in a months-long process to close the transaction, which we expect to happen in the second half of 2024, subject to approval by TechTarget shareholders, regulatory approvals, and the satisfaction of other customary closing conditions.

•	We will be sure to keep you informed of any relevant updates.

•	In the meantime, we have created a transaction microsite to provide additional details which we encourage you to visit https://techtarget.dealfacts.com.

5.	When is the transaction expected to close?

•	The transaction is expected to close in the second half of 2024, subject to approval by TechTarget shareholders, regulatory approvals, and the satisfaction of other customary closing conditions.

6.	Who should I contact with additional questions?

•	We have created a transaction microsite to provide additional details which we encourage you to visit https://techtarget.dealfacts.com.

7.	Will there be any changes to products, solutions, or pricing or to my current contract?

•

Nothing changes today as a result of this announcement. Following the close of the transaction, which we expect to occur in the second half of 2024, we will begin the process of integrating our product platforms and services, which will take some time to get through.

8.	Will my point of contact change?

•	There will be no immediate changes to your TechTarget point of contact.

•	We will be sure to communicate any potential future changes well in advance.

9.	What does this mean for my current campaign or program?

•

Nothing changes today as a result of this announcement. Following the close of the transaction, which we expect to occur in the second half of 2024, we will begin the process of integrating our product platforms and services, which will take some time to get through.

•

While we’ll be sure to keep you updated on new developments, what I can tell you now is that we’re quite excited about this. It’s a great opportunity for us to expand our scale, product suite and diversification, reach new audiences and strengthen our first-party intent offering, and build a stronger TechTarget for the long-term.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

The following is a transcript of an employee town hall webcast led by Mike Cotoia, TechTarget, Inc.’s CEO, on January 10, 2024.

•	Good afternoon. Can everybody hear me with a nod or a thumbs up right. I love it.

•

I am sorry that I have you all on mute. I want to go through something, and we need some time to go through it, and I want to make sure that we can get through our talking points. So first of all, Happy New Year everybody, and no better way to start off a New Year than with some incredibly exciting news, and with a big bang for all TechTarget.

•	Minutes ago, we announced a strategic combination with Informa Tech’s digital businesses to create a leading global platform in B2B data and market access.

•

Before I get into the structure of the deal and the excitement, and what this deal means for everybody, I just want to take a few minutes to say we set up this live Zoom meeting because I didn’t really want to send out a video. And I’m not going to have questions today. There’s a lot to go over and, based on the announcement we just launched 30 minutes ago, we have a lot of things we have to do right after this call.

•

And before we talk to any analysts or investors throughout tonight and tomorrow, it was really important for me to make sure that I could talk to the team and speak with the entire employee base about this exciting news.

•

So, you may or may not know or have ever heard of Informa Tech, but they are a division of Informa PLC, which is a global leading B2B events organization, marketing services and academic knowledge group based in the UK.

•

The transaction that we have announced is that Informa will contribute Informa Tech’s digital assets and combine them with TechTarget. They will also deliver $350 million in cash to the TechTarget shareholders. In exchange, Informa PLC, the parent company, will take a majority interest and become our majority shareholder. And what we will end up being is a new company, which I’ll get into in a few minutes. The existing TechTarget shareholders, you and everybody else, will own 43%.

•	As part of the strategic combination, I’d like to get into some of the assets that are being contributed and combined with TechTarget to create this new company.

•	First, Omdia, which I believe a lot of folks have heard of, is the fourth largest tech analyst research firm in the world;

•	Industry Dive, which is a leading provider of specialized content to decision makers with 37 different websites and communities, focused around numerous vertical tech-enabled markets;

•	A portfolio of specialized industry-leading brands, including InformationWeek, Light Reading, Dark Reading, and about 70 more brands;

•	And NetLine, a purchase intent Lead Generation Platform to help drive opportunities for scale across TechTarget.

•	TechTarget also reached an agreement with Informa to have access to IIRIS, which is Informa PLC’s proprietary database platform, taking TechTarget’s total B2B audience to over 50 million members.

•

As part of that strategic combination, we will have access to Informa’s first-party intent across their owned and operated B2B event community, which includes events such as Black Hat, Enterprise Connect and Data Center World. So, this is a really big opportunity.

•

What I’d like to get into is this combination is totally centered around scale and accelerating our strategic roadmap. When I talk about scale, I’m going to talk about revenue scale, geographic scale, product diversification, our total addressable market, new verticals and, really important to all of us, opportunities and professional growth and development scale for our employees at TechTarget.

•

When I look at the industry today, and as I’ve looked at it over the last two years, this industry is going to be an industry that’s going to go through major consolidation, and organizations that have scale and can drive incredible value to their customers will fare very well as the consolidation goes.

•

When I talk about revenue scale, if you take a look at TechTarget’s 2024 estimated revenue which we have in our budget was $235 million, but upon completion of this combination, our revenue ending in 2024 will be $500 million and we have a new path that has been actually publicly announced today, a path to $1 billion of revenue within the next five years.

•

It gives us scale across regions and geographies and our market expertise and first-party data. The new company will have over 2,000 employees, and we expect to have over 8,600 customers operating across 20 countries, which provides tremendous scale and opportunity to unlock the value and the opportunities faster than ever before.

•	This expands our total addressable market by over 10x. Simply put, it gives us more room to grow. That means more opportunities for employees and more value for our customers.

•

We will continue to accelerate and increase our product diversification, which means we can offer an even more compelling value and a better proposition for global technology players than we do today. You know we have created and continue to create a scaled end-to-end solution provider for our customers when it comes to strategy, positioning, content enablement, campaign activation, purchase intent insights to help our customers modernize their sales and marketing departments to help our customers grow their revenue.

•	However, I’m sure there is going to be questions that we’ll get. Why do this now? There’s three key reasons to do this deal.

•

The management team has all talked about this number one. This company is in the best position it’s ever been – across infrastructure, people, platforms, skill set today – than we were in any time previously in our history. If we tried to do this deal two or three years ago, after making some acquisitions, we might not have been able to execute on this. This was really important, based on our investments, our past acquisitions, and what we’ve been able to develop over the last several years, to put us in this position. You, the members of TechTarget, put us in this position.

•

The timing is very important. We want to be in a position to capture the upside and the bounce back in the markets. We’ve said over the last year and a half as we’ve experienced a macro pull back in enterprise IT as well as in other markets, it’s not a matter of if, it’s a matter of when those markets come back. Many folks across TechTarget, who have been with the organization for a long time, we’ve experienced pullbacks and we’ve also seen the jump back when markets turn. We want to make sure that we are in the best position to capitalize and optimize when the markets return.

•

Finally, Informa PLC is the right partner for us. They’ve spent the last two years evaluating the B2B go-to-market intelligence space and they’ve consistently admired what TechTarget brings to the table. They’ve admired the people. They’ve admired the capabilities set. They’ve admired what we want to do, and they want to be part of this, and that is a key attribute to highlight.

•

I would also say on our side, we’ve been very active in the space. On every earnings call for the past several years, our investors and our analysts ask us, what are you doing with your cash and your balance sheet? What is your merger and acquisition strategy? We were very active a few years ago, and we continued to be very inquisitive. I can tell you that we looked at many, many companies across this space. And when you peeled it back and you looked at these organizations, and then compared to Informa, the fit was good for us too. Quality assets, quality business, quality people. And that means a lot.

•

So, other questions we’re going to get, and I will not be able to answer everything today. I will assure you that we are going to have follow-up communications. You will be as informed as we can be informed, and that will continue. This is just day one.

•

So, I talk about this transaction is about growing, and over the long term, we expect this to present exciting growth opportunities for our employees, in addition to the incredible benefits it will provide for our valued customers.

•

Its goal is to accelerate our expansion and professional development opportunities. Naturally, there will be some changes, I am not going to say here there won’t be some changes, as we operate globally at a scale like we’ve never done before. I’ll advise you to embrace it because this is about opportunity and growth.

•

I mentioned earlier, there is a public number out there that says our goal is to be a billion dollar company within the next five years. Embrace that because that is a game changer for us. In 2024, we will end up being a $500 million company as we go through this. This focus on this transaction, and I know I’m going to repeat myself, continues about scale, scale leadership, scale and opportunity. Again, I bring up that $1 billion number, bring up the opportunities to be global around 20 countries, 2,000 employees. We have to make sure we’re putting the right people in the right position when this deal becomes finalized and I will go through some of the timeline.

•

There will be both cost and revenue synergies on this, with the creation of a new company. Cost synergies from across the P&L, from G&A to real estate, to technology, licenses, systems, corporate functions, to cost of revenue improvements, content efficiencies, sales and marketing optimization. All this stuff that gets generated through growth. So, aligning people into the right positions to make sure we put our best foot forward when it comes to the roadmap to a billion dollars is very important for us to succeed.

•

We need to be nimble. Do what we do best. I’ve been here for 21 years. This team at Tech Target knows how to execute. I strongly believe that this is just the beginning of the next chapter of TechTarget, and I am so excited for this.

•	So, on behalf of the entire management, I can also say with certainty, entering this transaction from our position of strength, it wouldn’t have happened without everyone’s hard work.

•	So, what happens next?

•	This is not like any other transaction we have done in the past when we’ve acquired a company, where we announced it to everyone when the deal was closed.

•

Today is the first step of a long journey and a long process, but a very fruitful process we hope at the end. We believe today what we announced in the press release and in that email. Take some time to go to the microsite and the press release and read it. We announced the opportunity, and we expect the transaction to close sometime in the second half of 2024.

•

Until then, TechTarget and Informa Tech will remain separate. We run our own businesses. It really is business as usual. I know there’s a lot of information and you’ll have some questions, and I hope you get a lot of excitement about this, but it is business as usual.

•

We will continue to provide our updates. We met with the department heads last night. We met with some of the senior management today. We provided them some information. You’re going to get some follow-up information starting immediately after this call.

•

I will also say announcements like this typically attract media, analysts, and who knows what. I advise you do not answer any of them. If you have questions or anybody from the media reaches out, please direct that to John Steinert, our Chief Marketing Officer, and myself.

•

We are also planning a town hall in the coming weeks. Gary Nugent, who’s currently the Informa Tech CEO, who’s actually in the office today, and you know he’ll be listening into the message later on, and he’ll be giving a message to his team. He’s excited to meet many people. I’ll get into Gary in a little bit, but I think people are going to really enjoy getting to know Gary.

•

I’m proud to say that upon closing of this deal, the name of the new company will be TechTarget, the corporate headquarters will be in Newton, MA, and we will be listed on the NASDAQ under the ticker symbol TTGT.

•

Upon closing of the deal, Gary will move to Newton and become the new CEO of TechTarget. I will serve as Special Advisor to the CEO, making sure that we, upon closing, work on a smooth transition and a smooth integration and combination to become one. That will take some time, and I’m looking forward to that challenge. And I’m really looking forward to working with Gary.

•

Additionally, upon closing, the TechTarget Management Team and our department heads will stay in place. One of the key interests was to leverage the expertise and the success in strategic roadmap of TechTarget. I meant the people. Rebecca Kitchens, Steve Niemiec and Dan Noreck will report directly into Gary.

•

Further upon closing, Don Hawk will officially become a member of the TechTarget Board. I’m really excited for Don. I think people that know Don know the value he brings to the organization. He will continue to work in an executive operating role, from the time of closing until we have everything combined and together, and ready as one voice, one mission, one vision. Eventually he will roll off and be a full-time Board member of TechTarget. Greg Strakosch, Co-founder and Chairman of the Board will retire upon the close of this transaction. Greg is proud of what we built, grateful for the team and their hard work, and, most importantly, he’s very excited for the opportunity ahead for all the people at TechTarget.

•

This summer TechTarget celebrates our 25th anniversary. Serendipitous. That’s a word that I probably wouldn’t apply in anything. But it is special, it is momentous, it is incredible, and it signals a incredible path and transition to the next 25 years.

•	When the time comes that we meet and embrace our new colleagues, we welcome them in TechTarget style.

•

In closing, I just want to reiterate our success to date is a direct result of your passion and dedication of all of our employees. On behalf of the management, we thank you for this. This is a great opportunity. We’ll get into more discussions on this, but this to me, and this to the executive team, and this deal which just got unanimously approved by our Board of Directors, is about a trifecta, a win-win-win. One win for our shareholders, one win for our customers, and one win for our employees.

•

You received an email from me with additional information for a microsite as well as the press release. I asked you to take some time to read through that because everything there is public and is what I’m telling you now.

•

But there’s some more information on that, and my last piece of advice, I need you to know is very important. We need to execute on the TechTarget plan this year. We’re walking in there with a budget of $235 million and $73 million in Adjusted EBITDA. I know this team executes. I understand that we have a great product strategy roadmap. Our content, our editorial, our corporate marketing, customer success, sales, editorial, and analyst teams, continue to bring together, operate on what we set out for, and let’s bring it home strong.

•

So, I want to thank everybody for joining me. This is a time for excitement, opportunity and growth, and I look forward to having additional communications. The one last thing is you will be hearing from Rebecca and Steve and Don and Dan and our executive team setting up individual department meetings starting tonight and APAC, tomorrow and the next day. So please be on a lookout for that. We look forward to it. Thank you. Congratulations, and we’ll talk soon.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.